UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Amerigon Incorporated

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

03070L 30 0

(CUSIP Number)

Thomas M. Wheeler

TMW Enterprises Inc.

2120 Austin Ave., Suite 100

Rochester Hills, MI 48309-3667

(248) 844-1410

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Janaury 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 03070L 30 0	SCHEDULE 13D	Page 1 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas M. Wheeler TMW Enterprises Inc. W III H Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ This is a joint filing pursuant to Rule 13d-1(k)(1).
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0- 8. Shared Voting Power 3,206,463 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 3,206,463

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,463
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 17.3%
14.	Type of Reporting Person (See Instructions) Thomas M. Wheeler IN TMW Enterprises Inc. CO W III H Partners, L.P. PN

CUSIP 03070L 30 0	Page 2 of 9 Pages

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock (“Common Stock”), of Amerigon Incorporated, a Michigan corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 500 Town Center Drive, Suite 200, Dearborn, Michigan 48126-2716.

Item 2. Identity and Background.

This statement is being filed by Thomas M. Wheeler (“Wheeler”), TMW Enterprises Inc. (“TMWE”) and W III H Partners, L.P. (“W III H”) (collectively, the “Reporting Persons”). The business address of the Reporting Persons is 2120 Austin Ave., Suite 100, Rochester Hills, MI 48309-3667. Both TMWE and W III H are engaged in the business of investing in private and public companies. TMWE is the general partner of W III H and Wheeler owns a controlling interest in TMWE. Wheeler’s occupation is a private investor. Attached as Exhibit 1 to this Schedule 13D is a joint filing agreement by which Wheeler, TMWE and W III H have agreed to jointly file any statements required under Section 13(d) of the Exchange Act with respect to their ownership of Common Stock of the Issuer. As a result, Wheeler, TMWE and W III H are jointly filing this Amendment No. 9 to their statement on Schedule 13D. All previous statements and amendments on Schedule 13D filed by any of Wheeler, TMWE and W III H are superseded by this Amendment No. 9.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Wheeler is citizen of the United States. TMWE is a Delaware corporation and W III H is a Delaware limited partnership.

Item 3. Source and Amount of Funds or Other Consideration.

On December 15, 2005, in connection with the dissolution of Big Beaver Investments LLC, a Delaware limited liability company (“Big Beaver”), Big Beaver distributed to its members all of the Issuer securities it held. W III H owned a majority membership interest in Big Beaver and received the shares of Common Stock and Issuer Series A Preferred Stock (“Preferred Stock”) reported on this Schedule 13D. Big Beaver acquired such Issuer securities as described below.

In connection with a Securities Purchase Agreement dated March 29, 1999 (the “Securities Purchase Agreement”) among Big Beaver, Westar Capital II, LLC, a Delaware

CUSIP 03070L 30 0	Page 3 of 9 Pages

limited liability company (“Westar”), and the Issuer, Big Beaver and Westar each purchased 4,500 shares of Preferred Stock and warrants to purchase additional shares of Common Stock based on certain contingent events (the “Contingent Warrants”). The Contingent Warrants were exercised by Big Beaver on September 8, 2004 in a cashless conversion and Big Beaver received 1,585 shares of Common Stock in exchange therefor. The 4,500 Preferred Stock received by Big Beaver were distributed to W III H in connection with the dissolution of Big Beaver. On January 31, 2006, W III H converted 2,250 Preferred Shares into 1,343,284 shares of Common Stock (in order to maintain an equal number of Preferred Shares as between them, Westar and W III H each elected to convert 2,250 Preferred Shares on January 31, 2006 and each conditioned its own conversion on conversion by the other). The remaining 2,250 Preferred Shares held by W II H are convertible into 1,343,283 shares of Common Stock. The holders of Preferred Stock have liquidation preferences, the right as a class to elect five members of the Issuer’s board of directors and certain other rights and preferences as set forth in the Issuer’s Articles of Incorporation.

In connection with a Credit Agreement (the “First Credit Agreement”) between Big Star Investments, LLC (“Big Star”) and the Issuer dated March 16, 2000 and amended on May 10, 2000, Big Star agreed to loan up to $4,000,0000 to the Issuer and, in exchange, Big Star received a warrant (the “Big Star Bridge Loan Warrant”) to purchase a number of shares of Common Stock of the Issuer at an exercise price each to be determined based on the total amount actually borrowed by the Issuer under the First Credit Agreement. The Issuer eventually borrowed $2,500,000 under such agreement (the “Loan Amount”) and the Big Star Bridge Loan Warrant was divided equally between Big Beaver and Westar, the owners of Big Star, and replacement warrants were delivered to each. The warrant so delivered to Big Beaver is referred to as the “Big Beaver Split Warrant.” On March 15, 2005, Big Beaver exercised the Big Beaver Split Warrant on a cashless basis and received 51,607 shares of Common Stock as a result. Repayment of the Loan Amount was satisfied in part by payment of cash and in part by conversion by Big Beaver and Westar of the remaining balance into Common Stock. As a result of such conversion, Big Beaver and Westar each received 150,000 shares of Common Stock.

Pursuant to a Credit Agreement dated September 20, 2001 and amended on December 1, 2001 between Big Beaver and the Issuer (the “Second Credit Agreement”), Big Beaver agreed to make loans to the Issuer of up to $2,500,000. Big Beaver was entitled to convert the amount outstanding under the Second Credit Agreement into Common Stock of the Issuer. The Issuer borrowed the entire $2,500,000 available under the Second Credit Agreement and on February 25, 2002, Big Beaver converted the entire balance plus accrued interest into 1,720,602 shares of Common Stock under the terms of the Second Credit Agreement. In connection with the Second Credit Agreement, and in accordance with the Exchange Agreement entered into on February 12, 2002 between Big Beaver and the Issuer, Big Beaver also received a warrant (the “Big Beaver Bridge Loan Warrant”) to purchase 652,174 shares of Common Stock of the Issuer at $1.15 per share. The terms of the Bridge Loan Warrant were modified on February 25, 2002 to reduce the number of shares of Common Stock purchasable thereunder to 326,087. The Big Beaver Bridge Loan Warrant was exercised in full by Big Beaver on August 12, 2005. In connection with Big Beaver’s conversion of the amount outstanding under the Second Credit Agreement, Big Beaver received, on February 25, 2002, a warrant to purchase 860,301 shares of the Common Stock of the Issuer at $2.00 per share (the “2002 Warrant”). On December 4, 2003,

CUSIP 03070L 30 0	Page 4 of 9 Pages

Big Beaver partially exercised the 2002 Warrant and purchased 150,000 shares of Common Stock, leaving 710,301 shares of Common Stock purchasable thereunder. On March 7, 2005, Big Beaver exercised the remainder of its rights to purchase 710,301 shares under the 2002 Warrant.

On August 11, 2005, August 10, 2005, June 16, 2005 and June 9, 2004, Big Beaver sold 245,400, 429,600, 258,600 and 41,400 shares, respectively, of Common Stock at the then-current market price.

The funds used to (1) purchase 4,500 shares of Preferred Stock under the Securities Purchase Agreement, (2) exercise the Contingent Warrants, (3) fund Big Beaver’s pro rata share of the loan made by Big Star under the First Credit Agreement, (4) fund the loan under the Second Credit Agreement, (5) exercise the Big Beaver Bridge Loan Warrant, and (6) exercise the 2002 Warrant, were either supplied by Big Beaver’s investors, including W III H, or were funded through the sale of shares of Common Stock as described in the immediately preceding paragraph. The funds supplied by W III H to Big Beaver were received from W III H’s limited partners.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock beneficially owned by them for investment purposes and to exercise a certain degree of control to direct, or cause the direction of, management and policies of the Issuer. As a significant stockholder of Common Stock, the Reporting Persons expect and intend to explore and be receptive to opportunities to enhance the value of the Common Stock beneficially owned by the Reporting Persons, including possibly extraordinary transactions involving the Issuer. However, the Reporting Persons currently have no specific plans or proposals with respect to such matters.

Subject to market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may, from time to time, acquire additional shares of Common Stock, or rights to purchase shares of Common Stock in the open market, in privately negotiated transactions or otherwise, depending upon the price and availability of such shares or rights. The Reporting Persons intend to review, on a continuing basis, various factors relating to their investment in the Common Stock, including the Issuer’s business and prospects, the price and availability of Issuer’s securities, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, their general investment and trading policies, market conditions or other factors. Based on these factors, the Reporting Persons may determine to dispose of some or all of their Common Stock, periodically, by public or private sale, gift, pledge, expiration of warrants or otherwise and/or convert all or a portion of the Preferred Stock to Common Stock. The Reporting Persons reserve the right not to acquire Common Stock of the Issuer or not to dispose of all or part of such Common Stock if they determine such acquisition or disposal is not in their best interests at that time.

CUSIP 03070L 30 0	Page 5 of 9 Pages

Except as described above, the Reporting Persons have no current plans or proposals for (i) the acquisition of additional securities in the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer, (v) any material change in the Issuer’s present capitalization or dividend policy, (vi) any other material change in the Issuer’s business or corporate structure, (vii) any changes in the Issuer’s Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) causing a class of the Issuer’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	(i)	Number of shares of Common Stock beneficially owned by Wheeler: 3,206,463
Percentage of Common Stock beneficially owned by Wheeler: 17.3%

	(ii)	Number of shares of Common Stock beneficially owned by TMWE: 3,206,463
Percentage of Common Stock beneficially owned by TMWE: 17.3%

	(iii)	Number of shares of Common Stock beneficially owned by W III H: 3,206,463
Percentage of Common Stock beneficially owned by W III H: 17.3%

(b)	(i)	Number of shares of Common Stock as to which Wheeler has the:
Sole power to vote or to direct the vote: -0-
Shared power to vote or to direct the vote: 3,206,463
Sole power to dispose or to direct the disposition: -0-
Shared power to dispose or to direct the disposition: 3,206,463

	(ii)	Number of shares of Common Stock as to which TMWE has the:
Sole power to vote or to direct the vote: -0-
Shared power to vote or to direct the vote: 3,206,463
Sole power to dispose or to direct the disposition: -0-
Shared power to dispose or to direct the disposition: 3,206,463

	(iii)	Number of shares of Common Stock as to which W III H has the:
Sole power to vote or to direct the vote: -0-
Shared power to vote or to direct the vote: 3,206,463
Sole power to dispose or to direct the disposition: -0-
Shared power to dispose or to direct the disposition: 3,206,463

CUSIP 03070L 30 0	Page 6 of 9 Pages

The number of shares reported above for Wheeler, TMWE and W III H includes the following interests held in the name of W III H: (i) 1,863,180 shares of Common Stock, and (ii) 2,250 shares of Series A Preferred Stock of the Issuer which are immediately convertible into 1,343,283 shares of Common Stock at the option of the holder. Because of the controlling interest of Wheeler in TMWE and because of TMWE’s status as the general partner of W III H, Wheeler and TMWE are deemed to share the power to vote and dispose of (and therefore be the beneficial owner of) the interests in Common Stock held in the name of W III H. Wheeler and TMWE disclaim beneficial ownership of all shares issued or issuable to W III H, except to the extent of their direct or indirect beneficial interests in W III H.

(c) Excluding W III H’s conversion of 2,250 Preferred Shares into 1,343,284 shares of Common Stock on January 31, 2006, as more fully described in Item 3 above, there were no transactions involving Common Stock effected by any of the Reporting Persons within the sixty days prior to the date of this Schedule 13D.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Schedule 13D for which the Reporting Persons are deemed to be the beneficial owners.

(e) As of the date of this Amendment No. 9, the Reporting Persons have not ceased to be deemed the beneficial owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer’s Articles of Incorporation grant the holders of Preferred Stock, as a group, the right to elect five nominees to the Issuer’s Board of Directors. However, in 2004, Big Beaver and Westar, as the holders of all of the issued and outstanding Preferred Stock, determined that only three individuals would be nominated for election to the Issuer’s Board of Directors by the holders of Preferred Stock. This understanding was established for the sole purpose of ensuring that the Issuer complies with the The Nasdaq Stock Market (“Nasdaq”) requirement that the Issuer’s Board of Directors be comprised of a majority of independent directors, as independence is determined under rules promulgated by Nasdaq. Such understanding of Big Beaver and Westar did not affect the number of individuals nominated and eligible for election by the holders of Common Stock. The Reporting Persons expect, but are not certain, that Westar and W III H will continue to act in accordance with such understanding for the foreseeable future. The Issuer’s Bylaws and applicable law provide that the two vacancies created on the Board of Directors as a result of the reduced number of nominations may be filled at any time by either the holders of Preferred Stock or by the Board of Directors. If the Board of Directors fills any such vacancy, however, holders of a majority of the Preferred Stock would be entitled to remove such individual from the Board of Directors and, thereafter, only the holders of Preferred Stock would be entitled to fill such vacancy.

CUSIP 03070L 30 0	Page 7 of 9 Pages

With respect to any securities of the Issuer, other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and between the Reporting Persons and any other person, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Although not deemed to be a relationship requiring disclosure under this Item 6 or elsewhere in this Schedule 13D, the Reporting Persons disclose that (i) Robert T. Howard is a member of the Issuer’s Board of Directors, the President of TMWE, and is the beneficial owner of options to purchase less than 1% of the total outstanding Common Stock, and (ii) Oscar B. Marx III is a member of the Issuer’s Board of Directors, a former President of TMWE and is the beneficial owner of Common Stock (including options to purchase Common Stock) amounting to approximately 5.9% of the total outstanding Common Stock. The Reporting Persons disclaim beneficial ownership of all Common Stock held by Mr. Howard and Mr. Marx.

Item 7. Material to be Filed as an Exhibit.

1. Agreement of Joint Filing among Thomas M. Wheeler, TMW Enterprises Inc. and W III H Partners, L.P. dated as of December 15, 2006, which is incorporated herein by reference.

CUSIP 03070L 30 0	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2006	/s/ Thomas M. Wheeler
Thomas M. Wheeler

Dated: February 17, 2006	TMW Enterprises Inc.

	By:	/s/ Robert T. Howard
	Its:	President

Dated: February 17, 2006	W III H Partners, L.P.

	By:	TMW Enterprises Inc.
	Its:	General Partner

		By:	/s/ Robert T. Howard
		Its:	President

CUSIP 03070L 30 0	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree to file jointly with the Securities and Exchange Commission (“SEC”) any and all statements on Schedule 13D (and any amendments or supplements thereto) required under Section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with transactions by the undersigned in the Common Stock of Amerigon Incorporated. Each of the undersigned will be responsible for the timely filing of the Schedule 13D and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein. None of the undersigned shall be responsible for the completeness or accuracy of the information concerning the other party contained in the Schedule 13D or any amendment thereto, except to the extent such person knows or has reason to believe that such information is inaccurate.

Dated: December 15, 2005	/s/ Thomas M. Wheeler
Thomas M. Wheeler

Dated: December 15, 2005	TMW Enterprises Inc.

	By:	/s/ Robert T. Howard
	Its:	President

Dated: December 15, 2005	W III H Partners, L.P.

	By:	TMW Enterprises Inc.
	Its:	General Partner

		By:	/s/ Robert T. Howard
		Its:	President